Exhibit 99.4

Unaudited Condensed Consolidated Interim Financial Statements of

NEXGEN ENERGY LTD.

March 31, 2016 and 2015

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

As at

	Note	March 31, 2016	December 31, 2015
ASSETS
Current
Cash and cash equivalents		$33,321,404	$34,303,982
Amounts receivable		849,514	306,300
Prepaid expenses		100,000	203,698

		34,270,918	34,813,980

Deposit	6	17,400	17,400
Exploration and evaluation assets	5	75,557,599	65,136,513
Equipment	7	1,633,777	1,187,531

		77,208,776	66,341,444

TOTAL ASSETS		$111,479,694	$101,155,424

LIABILITIES
Current
Accounts payable and accrued liabilities		$2,681,220	$999,787

		2,681,220	999,787

Deferred lease inducement		143,678	—

TOTAL LIABILITIES		2,824,898	999,787

EQUITY
Share capital	8	120,497,233	110,024,398
Reserves	8	7,149,537	7,530,180
Accumulated deficit		(18,991,974)	(17,398,941)

TOTAL EQUITY		108,654,796	100,155,637

TOTAL LIABILITIES AND EQUITY		$111,479,694	$101,155,424

Going concern (Note 2)
Commitments (Notes 5 and 6)
Subsequent events (Note 14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 3, 2016

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

		For the three
		months ended
	Note	March 31, 2016	March 31, 2015
Salaries, benefits and directors’ fees	9	$635,422	$224,758
Office and administrative		221,599	126,034
Professional fees		160,433	213,911
Travel		168,606	112,144
Depreciation	7	72,628	49,933
Share-based payments	8, 9	414,125	252,212
Finance income		(76,137)	(37,734)
Foreign exchange loss (gain)		(3,643)	11,557
Income on reduction of flow-through premium liability	6	—	(139,126)

Loss and comprehensive loss for the period		$(1,593,033)	$(813,689)

Loss per common share—basic and diluted		$(0.01)	$(0.00)

Weighted average number of common shares outstanding—basic and diluted		290,333,464	195,804,783

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

	Note	Number of Common Shares	Share Capital	Reserves	Accumulated Deficit	Total
Balance as at December 31, 2014		195,758,536	$62,850,418	$4,959,329	$(12,751,624)	$55,058,123
Exercise of warrants	8(a)	196,001	111,505	(28,205)	—	83,300
Share-based payments	8	—	—	357,705	—	357,705
Loss for the period		—	—	—	(813,689)	(813,689)

Balance as at March 31, 2015		195,954,537	$62,961,923	$5,288,829	$(13,565,313)	$54,685,439

Balance as at December 31, 2015		286,884,616	$110,024,398	$7,530,180	$(17,398,941)	$100,155,637
Exercise of warrants	8(a)(c)(d)(e)(f)(i)(j)	14,787,443	10,300,543	(934,361)	—	9,366,182
Exercise of options	8(b)(h)	190,000	123,440	(40,940)	—	82,500
Share issuance costs		—	(12)	—	—	(12)
Issue of shares for exploration and evaluation assets	8(g)	49,861	48,864	—	—	48,864
Share-based payments	8	—	—	594,658	—	594,658
Loss for the period		—	—	—	(1,593,033)	(1,593,033)

Balance as at March 31, 2016		301,911,920	$120,497,233	$7,149,537	$(18,991,974)	$108,654,796

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended
	March 31, 2016	March 31, 2015
Cash flows (used in) from operating activities
Loss for the period	$(1,593,033)	$(813,689)
Items not involving cash:
Depreciation	72,628	49,933
Share-based payments	414,125	252,212
Amortization of deferred lease inducement	(10,024)	—
Income on reduction of flow-through premium liability	—	(139,126)
Changes in non-cash working capital items:
Amounts receivable	(349,415)	(221,635)
Prepaid expenses	103,698	—
Accounts payable and accrued liabilities	277,284	89,730

	$(1,084,737)	$(782,575)

Cash flows (used in) from investing activities
Acquisition of exploration and evaluation assets	$(8,835,274)	$5,273,181)
Acquisition of equipment	(511,237)	(106,042)
Recovery from deficiency on exploration and evaluation asset	—	36,023

	$(9,346,511)	$(5,343,200)

Cash flows (used in) from financing activities
Exercise of warrants, net of share issuance costs	$9,366,170	$83,300
Exercise of options	82,500	—

	$9,448,670	$83,300

Change in cash and cash equivalents	$(982,578)	$(6,042,475)
Cash and cash equivalents, beginning of period	34,303,982	13,840,457

Cash and cash equivalents, end of period	$33,321,404	$7,797,982

Cash and cash equivalents consist of:
Cash	$18,737,404	$7,797,982
Cash equivalents	14,584,000	—

Cash and cash equivalents	$33,321,404	$7,797,982

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

1.	NATURE OF OPERATIONS

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration stage entity engaged in the acquisition, exploration and evaluation of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on December 20, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its Qualifying Transaction, which was effected pursuant to an Amalgamation Agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.” The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

Following Exchange approval, on April 23, 2013, the Company was a Tier 2 Issuer classified as a mineral exploration and development company. The Company commenced trading under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company began trading as a Tier 1 Issuer. The Company’s common shares also trade on the OTCQX

Best Market under the symbol “NXGEF”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to potentially hold certain non-core exploration assets of the Company. As of March 31, 2016, the Subsidiaries did not hold any assets and did not carry on business.

2.	GOING CONCERN

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional financing and achieve future profitable operations. As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2016, the Company had an accumulated deficit of $18,991,974. As at March 31, 2016, the Company had working capital of $31,589,698, which is sufficient to carry out committed exploration activities and corporate and administrative costs for at least the next twelve months.

The condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permitting; challenges in future profitable production or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

3.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements for the three months ended March 31, 2016 including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for annual financial statements, and should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2015. Accordingly, accounting policies applied other than as disclosed in Note 4 are the same as those applied in the Company’s annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 3, 2016.

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”). These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Critical accounting judgments, estimates and assumptions

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the financial statements as at and for the year ended December 31, 2015.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the audited financial statements for the year ended December 31, 2015, and have been consistently followed in the preparation of these condensed consolidated interim financial statements except for the following policies:

New significant accounting policies:

During the three months ended March 31, 2016, the Company incorporated four new wholly owned subsidiary companies in Canada. The financial statements of these subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation.

The Company also recognized a deferred lease inducement liability during the three months ended March 31, 2016. This liability is amortized as a reduction of rent expense on a straight-line basis over the term of the lease.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future accounting pronouncement:

The following standard has not been adopted by the Company and is being evaluated to determine its impact:

•	IFRS 9: New standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

•	IFRS 16: New standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on the financial statements.

5.	EXPLORATION AND EVALUATION ASSETS

a)	Rook 1 Property

Pursuant to an agreement to purchase mineral claims dated June 20, 2005 (as amended), Titan Uranium Inc. (“Titan”) purchased dispositions S-113928 through S-113933 from 455702 B.C. Ltd. and 643990 B.C. Ltd. The remainder of the claims comprising the Rook I Project was subsequently ground staked by Titan in 2007 and 2008. In 2012, pursuant to a mineral property acquisition agreement between Titan and Mega Uranium Ltd. (“Mega”), Titan sold the property to Mega. NexGen acquired the Rook I Property from Mega pursuant to an asset purchase agreement dated November 14, 2012.

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon.

The Rook I Project consists of 32 contiguous mineral claims totalling 35,065 hectares. The Arrow deposit is situated on claim S-113927. The mineral dispositions that make up the Rook I Project are in good standing until, between May 13, 2019 and June 14, 2035.

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933. The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

b)	Radio Property

The Radio Property is located in Northern Saskatchewan. In December 2011, Tigers Realm Minerals Pty Ltd (“Tigers Realm”), a shareholder of NexGen, entered into an option agreement (the “Radio Option Agreement”) with three arm’s length individuals (collectively, the “Optionors”) pursuant to which Tigers Realm was granted the exclusive right and option to earn an undivided 70% interest in the Radio Property in exchange for a combination of cash, shares and an obligation to incur certain exploration expenditures. On February 21, 2012, Tigers Realm assigned all of its interest in the Radio Option Agreement to NexGen in exchange for the issue of 21,999,997 common shares of NexGen.

The Radio Option Agreement was subsequently amended by agreements dated June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013, and June 28, 2013. As of December 31, 2013, NexGen had satisfied all of its obligations under the Radio Option Agreement except an obligation to incur $15,000,000 of expenditures over a two-year period ending March 31, 2015.

By agreement dated January 15, 2014, the Radio Option Agreement was further amended to delete the expenditure requirement described above and instead require that NexGen incur expenditures of $10,000,000 between January 1, 2014 and May 31, 2017, in exchange for 5,714,286 units (issued) priced at $0.35 per unit, each unit comprising one common share and one common share purchase warrant of the Company, where each warrant is exercisable at a price of $0.50 into one common share of the Company until May 31, 2017. As of March 31, 2016, NexGen has not incurred any expenditures toward this obligation.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

5.	EXPLORATION AND EVALUATION ASSETS (continued)

Upon it satisfying this expenditure obligation, NexGen will deliver to the Optionors an officers certificate whereupon NexGen shall then be deemed to have exercised the option and shall thereafter be the owner of the undivided 70% right, title and interest in the Radio Property, subject to a 2% net smelter royalty (excluding diamonds) and a 2% gross overriding royalty (diamonds only), as applicable, with respect to the production from the property. In addition, upon NexGen exercising its option to acquire a 70% interest in the Radio Property, a joint venture agreement will be entered into between NexGen and the Optionors containing those terms prescribed by the Radio Option Agreement.

c)	Other Athabasca Basin Properties

Other Athabasca Basin properties comprises various mineral claims throughout the region.

On May 1, 2014, the Company issued 361,930 common shares valued at $119,436 to Long Harbour Exploration Corp. to acquire a 75% interest in, and an option to acquire the remaining 25% interest in, five mineral claims within this group of properties. The Company also paid $15,000 in finder’s fees.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of Lancaster Capital Corp. (“Lancaster”) (formerly Long Harbour Exploration Corp.).

On February 26, 2016, the Company issued 49,861 common shares recorded at the quoted market price of $48,864 at the time of issuance to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held within Lancaster’s group of properties. The Company also paid $5,000 in finder’s fees. These mineral claims are subject to a royalty of 2% of net smelter returns and a 2% gross overriding royalty on production from the property.

The following is a summary of the capitalized costs on the projects described above.

	Radio $	Rook 1 $	Other Athabasca Basin Properties $	Total $
Acquisition costs:
Balance, December 31, 2015	20,133,753	220,713	1,274,966	21,629,432
Additions	—	—	53,864	53,864

Balance, March 31, 2016	20,133,753	220,713	1,328,830	21,683,296

Deferred exploration costs:
Balance, December 31, 2015	2,293,824	37,803,918	3,409,339	43,507,081
Additions:
Drilling	—	6,967,482	5,262	6,972,744
General exploration	—	546,904	—	546,904
Geological and geophysical	—	724,415	907,477	1,631,892
Labour and wages	—	972,569	—	972,569
Share-based payments (Note 8)	—	180,533	—	180,533
Travel	—	62,580	—	62,580

	—	9,454,483	912,739	10,367,222

Balance, March 31, 2016	2,293,824	47,258,401	4,322,078	53,874,303

Total costs, March 31, 2016	22,427,577	47,479,114	5,650,908	75,557,599

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

5.	EXPLORATION AND EVALUATION ASSETS (continued)

	Radio $	Rook 1 $	Other Athabasca Basin Properties $	Total $
Acquisition costs:
Balance, December 31, 2014	20,133,753	220,713	1,274,966	21,629,432
Additions	—	—	—	—

Balance, December 31, 2015	20,133,753	220,713	1,274,966	21,629,432

Deferred exploration costs:
Balance, December 31, 2014	2,293,824	14,937,825	3,190,834	20,422,483
Additions:
Deficiency deposit (refund) (1)	—	—	(226,000)	(226,000)
Drilling	—	14,668,168	56,418	14,724,586
General exploration	—	1,374,668	—	1,374,668
Geological and geophysical	—	3,685,842	388,087	4,073,929
Labour and wages	—	2,049,560	—	2,049,560
Share-based payments	—	887,303	—	887,303
Travel	—	200,552	—	200,552

	—	22,866,093	218,505	23,084,598

Balance, December 31, 2015	2,293,824	37,803,918	3,409,339	43,507,081

Total costs, December 31, 2015	22,427,577	38,024,631	4,684,305	65,136,513

(1)	The Saskatchewan Ministry of Mines (the “Ministry”) specifies annual exploration expenditure requirements for mineral claim holders. When the Company is deficient on meeting these requirements on one or more mineral claims, it will pay a deficiency deposit to the Ministry equal to the deficiency. The deficiency deposit may be refunded to the Company if it meets the expenditure requirements for the subsequent year, plus the amount of the deficiency from the prior year.

6.	COMMITMENTS

Flow-through expenditures:

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as a flow-through share premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as income.

During the year ended December 31, 2015, the Company fulfilled its obligation of spending the required eligible exploration expenditures relating to the $11,500,000 flow-through financing in the year ended December 31, 2014.

As of March 31, 2016, the Company had no flow-through exploration expenditure commitments.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

6.	COMMITMENTS (continued)

A continuity of the flow-through share premium liability is as follows:

	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of the period	$—	$212,144
Liability incurred on flow-through shares issued	—	—
Settlement of flow-through share liability on expenditures made	—	(212,144)

Balance, end of the period	$—	$—

Office leases:

The Company has total office lease commitments at its Vancouver and Saskatoon offices as follows:

2016	$200,068
2017	$235,827
2018	$222,313
2019	$208,800
2020	$174,000

In connection with the Company’s Vancouver office lease, the Company has paid a deposit of $17,400 with the landlord which will be applied to the final month’s rent when the office lease term expires.

7.	EQUIPMENT

	Computing Equipment	Software	Field Equipment	Leasehold Improvements	Total
Cost
Balance at December 31, 2014	$48,587	$29,328	$932,177	$—	$1,010,092
Additions	16,903	66,598	304,836	183,034	571,371

Balance at December 31, 2015	65,490	95,926	1,237,013	183,034	1,581,463
Additions	13,625	11,689	470,262	23,298	518,874

Balance at March 31, 2016	$79,115	$107,615	$1,707,275	$206,332	$2,100,337

Accumulated Depreciation
Balance at December 31, 2014	$24,195	$13,363	$110,244	$—	$147,802
Depreciation	18,064	27,095	194,870	6,101	246,130

Balance at December 31, 2015	42,259	40,458	305,114	6,101	393,932
Depreciation	4,131	8,430	49,710	10,357	72,628

Balance at March 31, 2016	$46,390	$48,888	$354,824	$16,458	$466,560

Net book value:
At December 31, 2015	$23,231	$55,468	$931,899	$176,933	$1,187,531
At March 31, 2016	$32,725	$58,727	$1,352,451	$189,874	$1,633,777

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

8.	SHARE CAPITAL AND RESERVES

Authorized Capital — Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the period ended March 31, 2016:

(a)	On January 12, 2016, the Company issued 921,204 common shares and 460,602 common share purchase warrants on the exercise of 921,204 broker warrants at a price of $0.45 for total proceeds of $414,542. On February 11, 2016, the Company issued 460,602 common shares on the exercise of 460,602 common share purchase warrants at a price of $0.65 for additional proceeds of $299,391. As a result of the exercise, $221,089 was reclassified from reserves to share capital.

(b)	On January 15, 2016, the Company issued 40,000 common shares on the exercise of options at a price of $0.425 for total proceeds of $17,000. As a result of the exercise, $8,000 was reclassified from reserves to share capital.

(c)	On February 10, 2016, the Company issued 76,767 common shares on the exercise of 76,767 common share purchase warrants at a price of $0.65 for total proceeds of $49,898.

(d)	On February 12, 2016, the Company issued 76,767 common shares on the exercise of 76,767 common share purchase warrants at a price of $0.65 for total proceeds of $49,898.

(e)	On February 19, 2016, the Company issued 276,361 common shares on the exercise of 184,241 broker warrants and 92,120 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $142,786. As a result of the exercise, $44,219 was reclassified from reserves to share capital.

(f)	On February 24, 2016, the Company issued 92,121 common shares on the exercise of 61,414 broker warrants and 30,707 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $47,596. As a result of the exercise, $14,739 was reclassified from reserves to share capital.

(g)	On February 26, 2016, the Company issued 49,861 common shares valued at $48,864 for the acquisition of exploration and evaluation assets included in the Other Athabasca Basin Properties (Note 5c).

(h)	On March 9, 2016, the Company issued a total of 150,000 common shares on the exercise of 100,000 options at a price of $0.425 and 50,000 options at a price of $0.46 for total proceeds of $65,500. As a result of the exercise, $32,940 was reclassified from reserves to share capital.

(i)	On March 24, 2016, the Company issued 92,121 common shares on the exercise of 61,414 broker warrants and 30,707 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $47,596. As a result of the exercise, $14,739 was reclassified from reserves to share capital.

(j)	During the three months ended March 31, 2016, the Company issued 12,791,500 common shares on the exercise of 12,791,500 warrants at a price of $0.65 for total proceeds of $8,314,475. As a result of the exercise, $639,575 was re-allocated from reserves to share capital.

For the period ended March 31, 2015:

(a)	During the period ended March 31, 2015, the Company issued 196,001 common shares on the exercise of warrants at a price of $0.425 for total proceeds of $83,300. As a result of the exercise, $28,205 was re-allocated from reserves to share capital.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2014	35,681,207	0.57
Exercised	(631,694)	0.44
Issued on exercise of broker warrants	153,534	0.65
Expired	(15,284,455)	0.54

Outstanding at December 31, 2015	19,918,592	$0.59
Exercised	(14,787,443)	0.63
Issued on exercise of broker warrants	614,137	0.65
Expired	(31,000)	0.65

Outstanding at March 31, 2016	5,714,286	$0.50

As at March 31, 2016, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
5,714,286	$0.500	1.17	May 31, 2017

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2014	18,252,303	$0.41
Granted	10,650,000	0.58
Exercised	(1,427,857)	0.40
Expired	(33,333)	0.46
Forfeited	(316,667)	0.43

Outstanding at December 31, 2015	27,124,446	$0.48
Exercised	(190,000)	0.43

Outstanding at March 31, 2016	26,934,446	$0.48

Number of options exercisable	16,842,778	$0.44

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

8. SHARE CAPITAL AND RESERVES (continued)

As at March 31, 2016, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
50,000	50,000	$0.400	0.75	December 31, 2016
50,000	50,000	$0.460	0.75	December 31, 2016
25,000	25,000	$0.500	0.75	December 31, 2016
331,360	331,360	$0.240	1.41	August 29, 2017
4,200,000	4,200,000	$0.400	1.84	January 31, 2018
110,000	110,000	$0.425	2.06	April 22, 2018
2,168,086	2,168,086	$0.400	2.33	July 30, 2018
250,000	250,000	$0.300	2.72	December 19, 2018
3,325,000	2,216,666	$0.400	3.15	May 23, 2019
100,000	100,000	$0.400	3.15	May 23, 2019
750,000	500,000	$0.400	3.17	June 2, 2019
4,950,000	3,300,000	$0.460	3.73	December 24, 2019
4,800,000	1,600,000	$0.500	4.16	May 27, 2020
750,000	250,000	$0.620	4.48	September 21, 2020
5,075,000	1,691,666	$0.640	4.72	December 16, 2020

26,934,446	16,842,778

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. There were no stock options granted during the three-month periods ended March 31, 2016 or March 31, 2015.

Share-based payments for options vested in the current period amounted to $594,658 (2015 – $357,705) of which $414,125 (2015 – $252,212) was expensed to the statement of loss and comprehensive loss, and $180,533 (2015 – $105,493) was capitalized to exploration and evaluation assets (Note 5).

Reserves

	Options	Warrants	Total
Balance, December 31, 2014	$3,306,522	$1,652,807	$4,959,329
Exercise of warrants	—	(28,205)	(28,205)
Share-based payments	357,705	—	357,705

Balance, March 31, 2015	$3,664,227	$1,624,602	$5,288,829

Balance, December 31, 2015	$5,999,855	$1,530,325	$7,530,180
Exercise of warrants	—	(934,361)	(934,361)
Exercise of stock options	(40,940)	—	(40,940)
Share-based payments	594,658	—	594,658

Balance, March 31, 2016	$6,553,573	$595,964	$7,149,537

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

9.	RELATED PARTY TRANSACTIONS

The only transactions between the Company and related parties are transactions between the Company and its key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended
	March 31, 2016	March 31, 2015
Short-term compensation(1)	$850,696	$215,750
Share-based payments (stock options)(2)	454,948	233,296

	$1,305,644	$449,046

(1)	Short-term compensation to key management personnel for the current period amounted to $850,696 (2015 – $215,750), of which $559,324 (2015 – $170,750) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $291,372 (2015 – $45,000) was capitalized to exploration and evaluation assets.
(2)	Share-based payments to key management personnel for the current period amounted to $454,948 (2015 – $233,296) of which $370,058 (2015 – $191,104) was expensed and $84,890 (2015 – $42,192) was capitalized to exploration and evaluation assets.

As at March 31, 2016, $10,000 (December 31, 2015 – $10,000) was included in accounts payable and accrued liabilities owing to an executive for accrued expense reimbursements.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of Lancaster. On February 26, 2016, the Company issued 49,861 common shares to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held by Lancaster (Note 5).

10.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

Fair Value Measurement

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or ability of prompt liquidation. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

Financial instrument risk exposure

As at March 31, 2016, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2016, NexGen had a cash and cash equivalent balance of $33,321,404 to settle current liabilities of $2,681,220.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of March 31, 2016. The Company manages interest rate risk by maintaining an investment policy for short-term investments included in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Company does not have any interest bearing debt.

(ii)	Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

11.	FINANCIAL INSTRUMENTS (continued)

liabilities subject to currency translation risk primarily include Australian dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains Australian dollar bank accounts in Australia and Canadian dollar bank accounts in Canada.

(iii) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

As at March 31, 2016, the Company’s Australian dollar net financial assets were AUD $5,070 and its US dollar net financial liabilities were USD $2,500. Thus a 10% change in the Canadian dollar versus Australian and US dollar exchange rates would give rise to a $504 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

12.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended March 31, 2016	Three months ended March 31, 2015
Cash paid for income taxes	$—	$—
Cash paid for interest	—	—

The	significant non-cash transactions during the period ended March 31, 2016 included:

a)	The re-allocation upon exercise of warrants from reserves to share capital of $934,361.

b)	At March 31, 2016, $1,850,508 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

c)	Share-based payments included in exploration and evaluation assets of $180,533 (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $40,940.

e)	At March 31, 2016, $7,637 of equipment expenditures were included in accounts payable and accrued liabilities.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 & 2015

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The significant non-cash transactions during the period ended March 31, 2015 included:

a)	The re-allocation upon exercise of warrants from reserves to share capital of $28,205.

b)	At March 31, 2015, $1,413,564 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

c)	Share-based payments included in exploration and evaluation assets of $105,493 (Note 5).

14.	SUBSEQUENT EVENTS

a)	The Company issued 60,000 common shares on the exercise of options at a price of $0.425 for total proceeds of $25,500. As a result of the exercise, $12,000 was re-allocated from reserves to share capital.